December 2018 NASDAQ/TASE: NNDM www.nano - di.com Filed Pursuant to Rule 433 Issuer Free Writing Prospectus dated December 6 , 2018 Relating to Preliminary Prospectus dated December 6 , 2018 Registration No. 333 - 228521

2 NASDAQ / TASE : NNDM www.nano - di.com | © 2018 Nano Dimension. All rights reserved. Free Writing Prospectus Statement This presentation highlights basic information about us and the offering to which this presentation relates. Because it is a sum mary, it does not contain all of the information that you should consider before investing in our securities. The Company has filed a Reg istration Statement (including a prospectus, which currently is in preliminary form) with the SEC for the offering to which this presen tat ion relates. The Registration Statement has not yet become effective. Before you invest, you should read the Preliminary Prospect us in the Registration Statement (including the risk factors described therein) and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may access these documents for free by visiting EDGAR on the SE C web site at www.sec.gov . The Preliminary Prospectus, dated December 6, 2018, is available on the SEC web site at www.sec.gov/edgar . Alternatively, the Company or the underwriter participating in the offering will arrange to send you the Preliminary Prospect us and, when available, the final prospectus and/or any supplements thereto if you contact A.G.P./Alliance Global Partners, 590 Madis on Avenue, 36th Floor, New York, NY 10022 or via telephone at 212 - 624 - 2006 or email: prospectus@allianceg.com .

3 NASDAQ / TASE : NNDM www.nano - di.com | © 2018 Nano Dimension. All rights reserved. Forward Looking Statements This presentation of Nano Dimension Ltd . (the “ Company ” ) contains “ forward - looking statements ” within the meaning of the Private Securities Litigation Reform Act and other securities laws . Words such as “ expects, ” “ anticipates, ” “ intends, ” “ plans, ” “ believes, ” “ seeks, ” “ estimates ” and similar expressions or variations of such words are intended to identify forward - looking statements . For example, we are using forward - looking statements when we discuss the potential of our products, our target markets, our strategic growth plan, the size of our total addressable market, expected recurring revenue growth, and our 2018 - 2020 expected target operating model . Forward - looking statements are not historical facts, and are based upon management ’ s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain . Such expectations, beliefs and projections are expressed in good faith . However, there can be no assurance that management ’ s expectations, beliefs and projections will be achieved and actual results may differ materially from what is expressed in or indicated by the forward - looking statements . Forward - looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward - looking statements . For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company ’ s reports filed from time to time with the Securities and Exchange Commission ( “ SEC ” ), including, but not limited to, the risks detailed in the Company ’ s annual report for the year ended December 31 , 2017 , filed with the SEC, and the risks detailed in the Company ’ s preliminary prospectus dated December 6 , 2018 , filed with the SEC as part of the Company ’ s Registration Statement on Form F - 1 . Forward - looking statements speak only as of the date the statements are made . The Company assumes no obligation to update forward - looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward - looking information except to the extent required by applicable securities laws . If the Company does update one or more forward - looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward - looking statements .

4 NASDAQ / TASE : NNDM www.nano - di.com | © 2018 Nano Dimension. All rights reserved. Offering Summary Issuer Nano Dimension Ltd. Exchange/Ticker NASDAQ/ NNDM Offering Size Approximately $ 25M (100% Primary) Over Allotment 15% (100% Primary) Use of Proceeds Expedite growth, further advance breakthrough technologies and commercialization efforts Lead Book - Runner A.G.P . / Alliance Global Partners

5 NASDAQ / TASE : NNDM www.nano - di.com | © 2018 Nano Dimension. All rights reserved. 5 NASDAQ / TASE : NNDM Nano Dimension is the world’s leading additive electronics provider, targeting the growing demand for increasingly sophisticated electronic devices that rely on encapsulated sensors, antennas and PCBs Our additive manufacturing solutions are mission critical and economical for our customers www.nano - di.com | © 2018 Nano Dimension. All rights reserved.

6 NASDAQ / TASE : NNDM www.nano - di.com | © 2018 Nano Dimension. All rights reserved. Nano Dimension Key Driver Unmatched product portfolio Proven business model, positive traction Significant technology and first mover advantage Focused growth initiatives and execution Open - ended growth opportunities Experienced management team www.nano - di.com | © 2018 Nano Dimension. All rights reserved.

7 NASDAQ / TASE : NNDM www.nano - di.com | © 2018 Nano Dimension. All rights reserved. Company Timeline 2014 2016 2017 2018 Listed on Nasdaq 2016: Early access trials with Fortune 500 companies Quarter by quarter growth: Q1 2018: $635k Q2 2018: $1,088k Q3 2018: $1,672k Listed on TASE 2014 - 2016 : R&D • Developed product & software • Developed materials • Established manufacturing • Built organization 2017 - 2018 : EXECUTION First revenues from sales: Q4 2017 - $440K • Opened U.S. headquarters • Opened Asia Pacific headquarters • Opened 4 Customer Experience Centers • Recruited 18 value - added resellers world - wide

8 NASDAQ / TASE : NNDM www.nano - di.com | © 2018 Nano Dimension. All rights reserved. Experienced Leadership Team Amit Dror CEO and Co - Founder Simon Fried US President, CBO and Co - Founder Yael Sandler CFO Jaim Nulman CTO Tim Sheehan VP Global Sales Gilad Reshef VP Sales, APAC Director Avi Reichental Chairman of the Board Dan Abraham VP Operations

9 NASDAQ / TASE : NNDM www.nano - di.com | © 2018 Nano Dimension. All rights reserved. High precision inkjet technology Multi - material 3D printing Combining conductive nano - metals & polymers First additive manufacturing for functional 3D electronics + = Breaking Electronic Design Time and Cost Barriers

10 NASDAQ / TASE : NNDM www.nano - di.com | © 2018 Nano Dimension. All rights reserved. NASDAQ / TASE NNDM ADR Ratio: 1:5 Revenues Q4 2017: $440k Q1 2018: $635k Q2 2018: $1,088k Q3 2018: $1,672k Market Cap $41M * Cash $7.5M ** No debt Shares outstanding 96.5 M ** (equivalent to 19.3 M ADS) Average growth ~56% quarter to quarter Select Financial Data * As of November 8 , 2018 ** As of September 30 , 2018 *** Officers, Directors and over 5 % shareholders

11 NASDAQ / TASE : NNDM www.nano - di.com | © 2018 Nano Dimension. All rights reserved. Growth Trend Validates Our Products ’ Value Q 4 2017 $440,000 Q1 2018 $ 635,000 Q2 2018 $1,088,000 Q3 2018 $ 1,672,000 Revenues $

12 NASDAQ / TASE : NNDM www.nano - di.com | © 2018 Nano Dimension. All rights reserved. Recent Highlights Sold several DragonFly Pro systems to different branches of the United States Armed Forces Marked U.S. growth with additional systems sales Certified U.S. Department of Defense vendor and sold DragonFly systems to top 10 largest defense companies Strengthens footprint in North America - announces channel partnership with three new resellers EXECUTION! Well positioned in the market and embraced by leading industries: Defense, Manufacturing, Electronics Decisive value proposition bolstered by expanding use cases Expanding productivity and reach of our reseller networks Expanding footprint into new sales territories Accelerating demand generation, brand awareness and value proposition at global events

First Nine Months Highlights: Asia-Pacific





- Established local **HK subsidiary**
- Appointed **APAC Director** and hired local team
- Set up HK office and **Customer Experience Center** at the Hong Kong Science Park
- Expanded regional coverage through **leading resellers** operating in China, Taiwan and Korea
- Commenced effective and successful Asia-Pacific **DragonFly Pro systems sales**
- Partnered with **AURORA Group**, China's leading distributor of additive manufacturing systems
- Entered a strategic cooperation agreement with **Shandong Guohui Investment Co., Ltd.**

HKSTP

山东国惠 SHANDONG GUOHUI

震旦3D AURORA 3D

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www.nano-di.com | © 2018 Nano Dimension. All rights reserved.

14 NASDAQ / TASE : NNDM www.nano - di.com | © 2018 Nano Dimension. All rights reserved. First Nine Months 2018 Highlights: Worldwide • Commenced global sales in US, EU and Asia Pacific • Opened multiple Customer Experience Centers in the US, Israel and Hong Kong • Formed strategic partnerships with Solidworks , Zuken, Space Florida, Harris and more • Working with customers and partners on production - grade applications • Initiated sales and technical training programs for resellers & customers SEQUENTIAL REVENUE GROWTH TRAJECTORY Expanded client base, including Fortune 500 and leading defense companies EXPANDED GEOGRAPHICAL COVERAGE Established sales and service presence in US and Hong Kong ENHANCED CHANNEL TO SUPPORT GROWTH Recruited 18 value - added resellers & continue to increase The company is well positioned to accelerate revenue growth

15 NASDAQ / TASE : NNDM www.nano - di.com | © 2018 Nano Dimension. All rights reserved. Expanding Global Coverage Distributors Customers Headquarters

16 NASDAQ / TASE : NNDM www.nano - di.com | © 2018 Nano Dimension. All rights reserved. 2017 2019 2021 2023 2025 75 51 36 27 “All revolutions are disruptive, and Industry 4.0 is no exception. It poses risks, but offers tremendous opportunity: for new products and services, better ways to serve customers, new types of jobs, and wholly new business models.” Industry 4.0: Are you ready? Deloitte Review, issue 22 Growth Catalyst: Industry 4.0 Convergence Over 20 billion IoT connected devices today IoT connected devices (billions) * * Source: statista.com Doubles every 5 years

17 NASDAQ / TASE : NNDM www.nano - di.com | © 2018 Nano Dimension. All rights reserved. Tangible Customer Value With Attractive ROI Increase design power Protect IP Accelerate time to market Improve efficiency

18 NASDAQ / TASE : NNDM www.nano - di.com | © 2018 Nano Dimension. All rights reserved. Printed Antennas Miniaturizing Modules Embedding Electronic Components Within Circuit Boards Encapsulating Sensors Delivering Additive Electronics Where it Counts Manufactured with the DragonFly Pro Precision System

Case Study: Harris Corporation RF Amplifier



Multi-national Joint Project for Space Systems Research & Development

רשות החדשנות
Israel Innovation Authority

HARRIS

SPACE FLORIDA

- RF Circuit Board **3D printed in 10 hours** on the DragonFly Pro vs. days/weeks for conventional processes
- Results meet industrial standards for RF Amplifier: Similar gain & return loss

*"…results showed similar RF performance between the 3D printed version and the baseline amplifier, **clearly demonstrating the viability of 3D printed electronics for RF circuitry**."*
- Dr. Arthur Paolella,
Senior scientist, Space & Intelligence Systems, Harris Corporation



Mesh RF ground
RF input
RF output

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www.nano-di.com | © 2018 Nano Dimension. All rights reserved.

20 NASDAQ / TASE : NNDM www.nano - di.com | © 2018 Nano Dimension. All rights reserved. Significant First Mover Advantage and Timing • Additive Manufacturing analysts predict 3 D printed electronics will be the next high - growth application for product innovation • 2018 3 D printed electronics market size is estimated at ~$ 118 million, expected to reach $ 2.8 billion by 2025 * 0 500 1000 1500 2000 2500 3000 2018 2019 2020 2021 2022 2023 2024 2025 Revenues Forecast - 3 D Printed Electronics * (USD Millions) * Source: SmarTech Publishing, 2016

21 NASDAQ / TASE : NNDM www.nano - di.com | © 2018 Nano Dimension. All rights reserved. Open - Ended Revenue Growth Potential INDUSTRY VERTICALS • Defense • Automotive • Industrial • Aerospace • Consumer electronics & IoT • Telecom • Medical devices RESEARCH INSTITUTES • Academic institutions and universities • Research & innovation centers ADDITIVE SERVICES • Additive service bureaus • PCB service bureaus • In - house print services

22 NASDAQ / TASE : NNDM www.nano - di.com | © 2018 Nano Dimension. All rights reserved. Scalable Technology and Manufacturing Platform In - house DragonFly Pro system manufacturing In - house nano ink manufacturing - Capacity to meet future demand Top quality certified ISO 14001 and OHSAS 18001

23 NASDAQ / TASE : NNDM www.nano - di.com | © 2018 Nano Dimension. All rights reserved. The Nano Dimension Difference DOMAIN EXPERTISE TOP TIER CHANNEL TECHNOLOGY PLATFORM MISSION CRITICAL APPLICTIONS HARDWARE CONSUMABLES SOFTWARE SERVICES

24 NASDAQ / TASE : NNDM www.nano - di.com | © 2018 Nano Dimension. All rights reserved. Proven Recurring Revenue Model That Scales Razor and blades model: As the install base of systems grows, the portion of recurring revenues from consumables increases significantly yr 1 yr 2 yr 3 yr 4 yr 5 Consumable revenues Printer revenues 100% 100% 100% 100% 100%

25 NASDAQ / TASE : NNDM www.nano - di.com | © 2018 Nano Dimension. All rights reserved. Expected Target Operating Model 2018 - 2020 We expect revenue CAGR of at least 100 % We expect gross profit margin of 50% * We expect cash used in operations to decline by approximately 50 % by 2020 *Excluding cost of revenues derived from amortization of intangible assets

26 NASDAQ / TASE : NNDM www.nano - di.com | © 2018 Nano Dimension. All rights reserved. Strategic Growth Plan Horizon 2 Monetize commercially available products and services for additive electronics design Horizon 1 Deliver higher speed production - grade additive electronics systems and more materials and services Current State Deliver hybridized capabilities that combine mechanical functionality within electrified geometries www.nano - di.com | © 2018 Nano Dimension. All rights reserved.

27 NASDAQ / TASE : NNDM www.nano - di.com | © 2018 Nano Dimension. All rights reserved. Cap Table Capitalization Table (As of 11/19/2018) # of Shares WAEP $ Value % of Fully Diluted ADSs Outstanding (Public) 18 , 282 , 751 86.33 % ADSs Outstanding ( Directors & Officers ) 1 , 031 , 581 4.87 % Treasury Shares 105,406 0.50% Warrants 2 61 , 291 $ 3.22 $ 841,635 1 . 23 % Stock Options 1,497,268 $ 4.49 $ 6 , 724 , 321 7 . 07 % Fully Diluted ADSs Outstanding 2 1 , 178 , 297 100% ADS : Ordinary Shares Ratio - 1:5

28 NASDAQ / TASE : NNDM www.nano - di.com | © 2018 Nano Dimension. All rights reserved. Key Highlights Unmatched product portfolio Proven business model, positive traction Significant technology and first mover advantage Focused growth initiatives and execution Open - ended growth opportunities Experienced management team www.nano - di.com | © 2018 Nano Dimension. All rights reserved.

29 NASDAQ / TASE : NNDM www.nano - di.com | © 2018 Nano Dimension. All rights reserved. Nano Dimension® Copyright © 20 ϭϴ Nano Dimension Ltd. Nano Dimension, DragonFly, AgCite and the DragonFly logo are trademarks of Nano Dimension. Printed November 2018 DragonFly ™ Follow us: @nanodimensiontech @3Dpcb www.nano - di.com NASDAQ: NNDM THANK YOU

Speaker Annotations

The following is the text of a script read in a video presentation of this Free Writing Prospectus.

Slide -1-

My name is Amit Dror and I'm the CEO and Co-founder of Nano Dimension. Nano Dimension is an Israeli tech company. We are trading on Nasdaq under ticker NNDM.

Slide -2-

Here are our forward-looking statements for your disclosure.

Slide -3-

A.G.P will go over the offering-summary slide for you.

Slide -4-

Nano Dimension developed and is currently selling a unique solution for additive manufacturing of professional electronics. Our DragonFly Pro precision system, can 3D print electronic components such as multi-layered circuit boards, antennas and sensors. Our customers can design and manufacture complex-electronics devices and prototypes in-house. The products that we sell are: an industrial precision system, proprietary nano materials and the software that controls the recipe of the printing process. All of our products are developed and manufactured by us, in-house in Israel.

Slide -5-

We believe we are the only company in the world today that provides a solution for full additive manufacturing of electronics, and our strategy is to leverage on this first-mover advantage. Our business model is a classic Razor & Blades: We sell the DragonFly Pro for $250,000 and our customers buy from us the consumables, the conductive ink and the dielectric ink, which are the proprietary materials to produce their electronic devices using our system. Our focus now and looking into 2019 is on growth.

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www.nano-di.com | © 2018 Nano Dimension. All rights reserved.

Speaker Annotations

Slide -6-

We achieved a lot in four years of operation: We raised the first money in 2014 on the TASE, the Tel Aviv Stock Exchange, and built an organization with top-tech experts. It took us three years to develop the system, the software and the materials. In 2016, we were ready to start pilots and we did so with some top Fortune 500 beta customers. In 2016 we also listed on Nasdaq, and a year later by the end of 2017, we officially launched the DragonFly Pro and commenced commercial sales. In 2018 we made a jump into sales execution and opened headquarters in Santa Clara and in Hong Kong. We also established several Customer Experience Centers and recruited value-add resellers to leverage our sales. We have just begun our growth and we expect it to continue through the current quarter, next years and beyond.

Slide -7-

A few words about the management team – the Executive Chairman of the Board, Avi Reichental, is known for taking over as CEO of 3D Systems (NYSE ticker: DDD) back in 2003, and within 10 years growing it from a $50 million company to a $10 billion company. His knowledge and guidance on strategy and execution are priceless and I feel fortunate to have him by my side. Our CTO, Dr. Jaim Nulman, brings years of experience from Applied Materials where he orchestrated similar multi-disciplinary products. Our VP of Global Sales, Tim Sheehan, who's in charge of our sales plan and sales execution, brings years of experience in channel-sales. This professional team is directly responsible for the successful growth we are presenting. I strongly believe that our leadership team is all set to support the anticipated growth.

NANODIMENSION
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www.nano-di.com | © 2018 Nano Dimension. All rights reserved.

32 NASDAQ / TASE : NNDM www.nano - di.com | © 2018 Nano Dimension. All rights reserved. Speaker Annotations Slide - 8 - The reason we are unique with no significant competition in sight, is based on the technological barrier we were able to over com e: We combined high - end inkjet printing technology with nano materials and we are the only company that can print two different families of materials, conductive metals and complex - polymers at once, in a precision level that controls not only the mechanical properties , but also the electrical properties of the printout. We have over 20 patent applications for the machine, materials, process and sof tware. But the best IP protection we have is our trade - secrets on how to produce the materials, which are manufactured in - house. Slide - 9 - NNDM is trading on both Nasdaq and TASE. 5 ordinary shares on TASE are equal to 1 ADS on Nasdaq. The liquidity is about $150, 000 a day in each of the exchanges. There are no shareholders with more than 5% holdings. Our shareholders are mostly retail and th e institutional investors such as The Phoenix Israeli Insurance Company and Ayalim Pension Fund in Israel together with ARK investment in the U.S. and some other institutional investors that hold approximately 10% to 15% of the equity. The company has no debt, no r does it have any warrants that can make impact. Slide - 10 - We started selling the DragonFly Pro systems in December 2017. It took some time to figure out how to execute on our sales pl an effectively. It’s not easy to sell capital equipment which is based on unfamiliar disruptive technology. But our strategy, of leveraging sales by engaging value - added reseller, is working. It also helps us to get more clarity towards the future, and by now our goal is to triple the revenues of 2019 vs. 2018. This means to increase our annual revenue from estima ted $5m in 2018 to $15m in 2019.

Speaker Annotations

Slide -11-

In June, Nano Dimension USA, our wholly owned subsidiary with headquarters in Santa Clara, became a certified vendor by the U.S. Department of Defense. That opened the door to sales with the U.S. Army the U.S. Navy, large Department of Defense suppliers and other U.S. government agencies. It really spiced-up our sales in the U.S. and we plan to continue to monetize on this sector in the near future. But we're doing well also in other sectors such as aerospace, automotive, medical device and circuit board manufacturers.

Slide -12-

We made significant progress also in Asia Pacific: Following demand coming from Hong Kong and Singapore we established a wholly owned subsidiary in Hong Kong. By now we have our headquarters in Hong Kong that manages our sales and technical support operation with resellers and customers in Korea, China, Taiwan, Singapore, Hong Kong and Australia. The potential in Asia Pacific is very promising and we expect to see 25% of our revenues next year coming from that region.

Slide -13-

2018 was all about executing on our sales strategy and building up the infrastructure to grow. We established relationships with tier 1 industry players like Solidworks, Zuken and with strategic customers like Harris, TTM, Jabil and more. We collaborate with 18 resellers worldwide and we make sure that our partners, customers and resellers, receive in-depth knowledge in order to setup expectation and increase usage of our products, and consequently increase our sales.

Slide -14-

We are operating in three geographies: North America, Europe and Asia Pacific. We have a headquarter in each geography and our sales force operates in a channel-management mode while each sales manager is in charge of an area within a geography and works with the resellers in order to meet the sales targets. The more experience our resellers gain, the faster they are able to push a sales-opportunity through the sales-funnel. We continuously work on improving our sales-cycle and it's really exciting because we are operating in a truly open ended market.

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Speaker Annotations

Slide -15-

Taking a 10,000 feet view on the global market and trends, it's worth noticing that the world of production is changing towards more smart and more connected devices. The growing demand for smart products and connected devices, whether it's for satellites, smart cars, wearables, or military equipment is fully aligned with our solution that enables fast production and agile development cycles.

Slide -16-

Our customers see value in the ability to design more complex electronics in a very agile mode that allows them to iterate daily. This time-saving accelerates the time to market. They get to achieve that without jeopardizing their IP because they do all of it in-house without the need to send their designs to a third party. And the bottom line is that they improve efficiency and save money.

Slide -17-

This is the DragonFly Pro system and here you can see some of the applications the system can produce:

PCBs, antennas, sensors, embedded components within a 3D structure, and variations of all of the above combined. Normally, in traditional manufacturing, each of these applications is produced separately and then assembled in a product. We offer our customers flexibility to combine these elements within the same design.

Slide -18-

This is a case study published by Harris: They designed an RF amplifier for satellites, produced it with the DragonFly Pro and compared its performance to a similar RF amplifier made by traditional manufacturing. The results were successful and they proved that our solution has the same performance up to 6 Ghz.

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www.nano-di.com | © 2018 Nano Dimension. All rights reserved.

Speaker Annotations

Slide -19-

So how big is the market for Nano Dimension? Our market is the "3D Printed Electronics market", which is estimated today in the hundreds of millions of dollars and is expected to grow to several billion dollars in the coming five years thanks to IoT, smart products and connected devices. Our market is growing by taking portions of applications from several giant markets: The PCB market which is over $70 billion annually and growing, the IoT sensors market and the RF antennas market that add several more billions to gain from. We are becoming a leading player in what can easily be viewed as an open-ended market.

Slide -20-

Looking into industry verticals, our low hanging fruits are in the defense, automotive, consumer electronics & IoT, medical devices and research centers. While most of our customers purchase one or two systems at this stage, our application engineers work with our key accounts on specific recipes that could expedite the process of adopting our solution into their full production. Our immediate goal is to monetize on new customers, but strategically we expect to have multiple-system sales as soon as customers complete the adoption process of the new technology.

Slide -21-

All of our products, including the Dragonfly Pro system, the nano inks and the software are manufactured in-house in our production facility in Israel. In the future we plan to source out the system production, but the materials we plan to keep in-house for IP protection. Our production facilities comply with strict quality standards and we are certified with ISO14001, 18001, UL, CE and some more.

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www.nano-di.com | © 2018 Nano Dimension. All rights reserved.

Speaker Annotations

Slide -22-

What makes us different than other additive manufacturing suppliers, is our focus on bringing additive manufacturing to the heart of professional electronics domain. Our platform is unique and it includes hardware, software and consumables. We established a strong global top-tier channel, and we're already technology-leaders in this open-ended market.

Slide -23-

The Razor & Blades revenue model, will enable us, in time, to benefit more from the recurring revenues.

The DragonFly Pro system can provide approximately 40% gross margin, but the consumables can reach 70% gross margin. The more systems we have out there, the more ink they require. The current DragonFly Pro system is our entry-level product. In our roadmap, the product will evolve towards higher throughput in order to support more production, and consequently increase the ink demand and the recurring revenues portion.

Slide -24-

We feel comfortable targeting a 100% CAGR over the next couple of years. In fact, in 2019 we expect significant growth while tripling our revenues comparing to 2018. The gross profit margin, which is currently closer to 40%, should gradually improve and we target 50% as our goal. As for the cash used in operation, we do not expect to increase it in 2019 and we plan to reduce it in 2020.

Slide -25-

We currently monetize on early-adopters worldwide, who buy the machine for the first time. There are thousands of candidates. We work with our customers, and help them to refine their applications, in order to benefit from the new technology advantages and move to the next stage which is production of high-mix low-volume products. Whether it's Harris, Jabil, TTM, medical device companies or other strategic accounts – they all share the same interest of faster time to market with improved return on investment. In the next stage we plan to sell multiple systems to customer's production departments.

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www.nano-di.com | © 2018 Nano Dimension. All rights reserved.

37 NASDAQ / TASE : NNDM www.nano - di.com | © 2018 Nano Dimension. All rights reserved. Speaker Annotations Slide - 26 - NNDM has 19.3 million ADSs, with every ADS representing 5 ordinary shares, 96.5 million ordinary shares. There is 1.2% of war ran ts, but as you can see their strike price is out of the money. There are stock - options in the amount of 7%, held mostly by employees and management. Interested parties are holding less than 5% and 95% of the shares are public float. The company does not hold any financial debt and there are no special shares or commitments beyond the ordinary shares. Slide - 27 - To summarize, I’d like to emphasize that Nano Dimension is the only company in world today that provides a solution for full add itive manufacturing of electronics. We sell the DragonFly Pro system and our customers, which are mostly tier 1 companies, buy from us the consumables. Our focus now and looking into 2019 is on growth and we target to triple our revenues in 2019 vs. 2018.